June 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed
Linda Cvrkel
Taylor Beech
Erin Jaskot

Re:	B. Riley Principal 150 Merger Corp.
Correspondence Filed June 13, 2022
Registration Statement on Form S-4
File No. 333-262047

Dear Ms. Beech:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 15, 2022 (the “Comment Letter”), with respect to the Company’s supplemental response dated June 13, 2022 to the Staff’s letter dated June 9, 2022 (the “Prior Comment Letter”), each relating to the above-referenced Registration Statement on Form S-4, as last amended on May 26, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 5 to its Registration Statement on Form S-4 (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and Prior Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 5 to the Registration Statement.

Correspondence Filed June 13, 2022

General

1.	We note your proposed disclosure that Citigroup was not responsible for the preparation of any materials underlying the disclosure in the registration statement, any materials reviewed by the BRPM board of directors or management, or materials related to the PIPE Investment, yet you also disclose that Citigroup assisted FaZe management preparing industry data and other industry and business information, market data, a comparable company analysis and other relevant information to help build the FaZe Forecasts, and supported the preparation of the PIPE presentation. We also note your disclosure that Citigroup has not withdrawn its association with these materials. Please clarify what “resignation” means if it is not to disclaim association with the information provided. In addition, please tell us the basis for your conclusion that Citigroup was not responsible for any of the foregoing materials despite having assisted in their preparation, or clarify what you mean by “responsible for” the materials.

Response: The Company respectfully advises the Staff that FaZe management considered Citigroup’s input based on its expertise and experience in the industry, but FaZe management conducted its own independent analysis and made its own conclusions in connection with the preparation of any industry data and other industry and business information, market data, comparable company analysis and other relevant information provided by Citigroup to help build the FaZe Forecasts and the PIPE presentation (the “Materials”), and prepared and was fully responsible for the current disclosure in the proxy statement/prospectus. Accordingly, Citigroup was not responsible for any of the Materials. In its Termination Letter, Citigroup disclaimed responsibility for any portion of the proxy statement/prospectus, but none of Citigroup or any of its affiliates has informed FaZe or the Company, or, to the knowledge of FaZe or the Company, the PIPE Investors, that it has specifically withdrawn its association with the Materials. In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 132 of Amendment No. 5.

* * *

United States Securities and Exchange Commission

June 16, 2022

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP